MODIFICATION OF CONTRACT FOR PROFESSIONAL CONSULTING SERVICES

     This professional consulting agreement is entered into by and between David Chang, whose principal place of business is 306
Section 4, Hsin-Yi Road, 2nd Floor, Taipei, Taiwan, R.O.C., hereafter referred to as "Consultant", and maxxZone.com Inc., a business entity duly organized and operating under the laws of the State of Nevada, whose business address is 1770 N. Green Valley Parkway, Suite 3214, Henderson, Nevada, 89014, U.S.A., hereafter referred to as "maxxZone." Both Consultant and maxxZone may be collectively referred to as the "parties."

      In consideration of the mutual promises, covenants and representations made herein, the parties agree as follows:

      WHEREAS, maxxZone is a business entity duly organized and operating under the laws of the State of Nevada; and

      WHEREAS, maxxZone is engaged in the lawful business of developing and marketing for sale sporting goods; and,

      WHEREAS, maxxZone established a professional consulting relationship with Consultant, for the main purpose of having Consultant endeavor to use his professional expertise towards identifying and presenting maxxZone with potential product development and sales opportunities; and to provide maxxZone with essential office facilities and services for Japan, China, Hong Kong, Philippines and Taiwan

     WHEREAS, Consultant and maxxZone are desirous of extending the contractual Relationship for the express purpose of identifying prospective and acceptable products for possible development and sale by maxxZone, or for maxxZone to have access to Taiwan office facility from which to conduct its product development and sourcing activities


     And WHEREAS that contract contained provisions allowing the parties to extend the term of the services provided by Consultant hereunder, and modify the existing contract, in exchange for a payment of stock consideration,

THUS, THE PARTIES AGREE AS FOLLOWS:

Article 1. Modification.

Section 1.01 Pursuant to the contract between Consultant and maxxZone dated February 7, 2003, Sections 2 and 5 provided that the parties could agree to modify their contract to extend the term of the services supplied by the Consultant, provided that maxxZone agreed to pay to the Consultant common stock in maxxZone equivalent to the sum paid in the original agreement, that is 600,000 shares.

Section 1.02 Consultant agrees to extend the services originally agreed to in his contract with maxxZone, for an additional term of two years from the original expiration date of the contract, February 7, 2005, to February 7, 2007.

Section 1.03 maxxZone agrees to pay to Consultant, in consideration of the extension of the term of the original agreement, to pay to David Chang 600,000 shares of maxxzone's common stock to be registered in a Form S-8 filing with the Securities and Exchange Commission.

Section 1.04 Both maxxZone and Consultant agree that the remainder of the original consultancy contract, incorporated herein by reference as though fully set out, shall remain in full force and effect.


maxxZone.com, Inc.


By:  _______________
     Roland Becker

Its: President/CEO

Dated:



CONSULTANT


By:  ________________
     David Chang

Dated: